UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Beacon Financial Futures Fund, L.P.

(Name of Issuer)

Units of Limited Partnership Interest

(Title of Class of Securities)

(CUSIP Number)

Mark S. Stratton

President

Beacon Management Corporation (USA)

116 Village Boulevard, Suite 210, Princeton, New Jersey 08540

Telephone Number 609-514-1801

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

March 30, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1 (g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Mark S. Stratton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) ☐ or 2 (e) ☐.

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

242.5 Units *
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

242.5 Units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

242.5 Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.7%
14	TYPE OF REPORTING PERSON

IN

13D	Page 3 of 6 Pages

ITEM 1.	SECURITY AND ISSUER

	(a)	Name of Issuer

Beacon Financial Futures Fund, L.P.

	(b)	Address of Issuer’s Principal Executive Offices

116 Village Boulevard, Suite 210 Princeton, New Jersey 08540

	(c)	Title of Class of Equity Securities to which this Statement Relates

Units of Limited Partnership Interest

ITEM 2.	IDENTITY AND BACKGROUND

	(a)	Name of Person Filing

Mark S. Stratton

	(b)	Address of principal business office

116 Village Boulevard, Suite 210 Princeton, New Jersey 08540

	(c)	Description of principal occupation or employment of the reporting person

Chief Executive Officer of Beacon Management Corporation (USA), the General Partner of the issuer. Beacon Management Corporation manages the business and activities of commodity investment pools, including the issuer.

	(d)	During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Citizenship

United States

13D	Page 4 of 6 Pages

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Beacon Management Corporation (USA), the issuer’s General Partner, utilized its working capital to acquire Units of Limited Partnership Interest of the issuer. The reporting person is a principal of Beacon Management Corporation (USA).

ITEM 4	PURPOSE OF TRANSACTION

Speculative investment in the issuer, a commodity pool, through equity ownership in Beacon Management Corporation (USA), the issuer’s General Partner.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

	(a)	(i)	Amount of Securities Beneficially Owned

242.5 Units*

		(ii)	Percent of Class

22.7%

	(b)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote

N/A

		(ii)	shared power to vote or to direct the vote

242.5 Units*

		(iii)	sole power to dispose or to direct the disposition of

N/A

		(iv)	shared power to dispose or to direct the disposition of

242.5 Units*

13D	Page 5 of 6 Pages

(c) Transactions in the issuer’s securities that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the reporting person.

None

(d) Other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

None

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

N/A

ITEM 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The reporting person is a principal and Chief Executive Officer of Beacon Management Corporation (USA). Beacon Management Corporation (USA), as General Partner of the issuer, administers the business and directs the affairs of the issuer to the exclusion of all of the issuer’s Limited Partners pursuant to the terms contained in the issuer’s Limited Partnership Agreement dated May 1, 2005. Thus, Beacon Management Corporation (USA) controls the business and affairs of the issuer pursuant to the Limited Partnership Agreement, notwithstanding the number (if any) of Units of Limited Partnership Interest the reporting person (or any individual Limited Partner) beneficially owns.

ITEM 7	MATERIALS TO BE FILED AS EXHIBITS

Limited Partnership Agreement of Beacon Financial Futures Fund, L.P., dated May 1, 2005 (incorporated by reference to Exhibit A of the Statement of Additional Information contained in Amendment No. 12 to the Registration Statement on Form S-1/A, as filed with the Commission by the issuer on May 11, 2005).

*	Reflects the number of Units of Limited Partnership Interest of the issuer beneficially owned by the reporting person through Beacon Management Corporation (USA), the issuer’s General Partner.

13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2006
Date

By:	/s/ Mark S. Stratton
Mark S. Stratton